EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
PremierWest Bancorp and Subsidiary

We consent to the incorporation by reference in the Annual Report on Form 10-K of PremierWest Bancorp and Subsidiary (PremierWest Bancorp) of our report dated March 12, 2008, with respect to the consolidated balance sheets of PremierWest Bancorp as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders’ equity and comprehensive income, and cash flows for the years ended December 31, 2007, 2006, and 2005, and in our same report, with respect to the effectiveness of internal control over financial reporting, which report is included in this annual report on Form 10-K of PremierWest Bancorp for the year ended December 31, 2007.

Portland, Oregon
March 14, 2008